Mail Stop 4561

	January 4, 2007

Adiv Baruch
Chief Executive Officer
Pinpoint Advance Corp.
4 Maskit Street
Herzeliya, Israel 46700

Re:	Pinpoint Advance Corp.
	Amendment No. 2 to Registration Statement on Form S-1
      Filed December 22, 2007
      File No. 333-138110

Dear Mr. Baruch:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Notes

Note 7 - Warrants and Option to Purchase Common Stock, page F-10

1. We have read your response to comment four.   Item 2.5 of your
unit purchase option agreement filed as Exhibit 4.5 states that you
will not be required to net cash settle the exercise of the
purchase
option.   Please amend your footnote disclosures to include this
statement.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Wilson Lee (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3852 with any other questions.



Sincerely,



Michael McTiernan
Special Counsel

cc:	Douglas S. Ellenoff, Esq. (via facsimile)
	Stuart Neuhauser, Esq. (via facsimile)
	Ellenoff Grossman & Schole LLP

Adiv Baruch
Pinpoint Advance Corp.
January 4, 2006
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